Larry Spirgel

United States Securities and Exchange Commission

April 17, 2015

SYDYS Corporation

2811 East Madison, Suite 300

Seattle, WA 98112

April 17, 2015

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  SYDYS Corporation

Form 8-K

Filed February 24, 2015

File No. 000-51727

Dear Mr. Spirgel:

SYDYS Corporation  (“SYDYS”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 24, 2015, regarding our Form 8-K (the “Form 8-K”) originally filed on February 24, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

 General

1.

Please furnish the information required by Item 304 of Regulation S-K. Any change in accountants during the two most recent fiscal years and interim period for the accounting acquirer must be reported in the Form 8-K, as it is required by Item 14 of Form 10.

We respectfully advise the Staff that we have inserted Item 4.01 Changes in Registrant’s Certifying Accountant into the 8-K/A reflecting the change in OverAdMedia’s Accountant to the previous SYDYS Corporation Accountant.

2.

Please provide updated audited financial statements for the year ended December 31, 2014 in accordance with Rule 8-04 of Regulation S-X.

We respectfully advise the Staff that the financial statements for the year ended December 31, 2014 in accordance with Rule 8-04 of Regulation S-X have replaced the previously presented nine months statements ended September 30, 2014.

Larry Spirgel

United States Securities and Exchange Commission

April 17, 2015

Description of Business

Business Overview, page 6

3.

We note your risk factor on page 14 discussing the need to retain key advertisers and “expand [y]our relationships with [y]our existing advertisers (including the ad agencies that represent them).” Please revise your business section to discuss whether you depend on one or a few major customers.

We respectfully advise the Staff that we have updated our disclosure on page 8 which provides a description of the Company’s significant customers and our dependency on our continued relationship.

OverAdMedia’s Technology Platform, page 7

4.

We note your risk factor on page 12 discussing your proprietary technology. Please revise your business section to clarify your offerings and the technology you provide to customers.

We respectfully advise the Staff that we have eliminated this risk after a further review and determination that the services we provide enhance our customer’s visibility but are not in our belief may not be proprietary. We offer targeted content websites to consumers who search for popular keywords via search engines. We believe the Company provides a more efficient use of “off the shelf” technologies that allow us to present these methodologies to our customer base. Advertising in banner and streaming video formats are delivered to consumers through our websites using widely available banner ad serving and video ad serving technology which we customize to yield the highest rates back to the company.

5.

We note in your disclosure on page 9 you state you currently have three full-time employees and on page 10 that your employees work in a virtual office environment. Please advise how this staff allows you to “deliver hosted solutions from facilities, geographically disbursed throughout the United States.” Please revise your disclosure to ensure consistency and accuracy throughout your document.

We respectfully advise the Staff that the Company delivers hosted solutions to our customer base utilizing each customers individual website and hosted exchange through the clients secure web-based database. We work with our customers technical providers to add our marketing solutions to their product offerings.

6.

Please revise your disclosure to discuss in greater detail your “highly specialized monitoring systems that aggregate alarms to a human-staffed network operations

Larry Spirgel

United States Securities and Exchange Commission

April 17, 2015

center.” Additionally, please explain the staffing of these operation centers in light of your three employees. We note similar disclosure in the annual report filed by Inuvo, Inc. Please advise if they are a partner in your operations.

We respectfully advise the Staff that we are not a partner with Inuvo as they are larger competitor of ours providing similar services.  The Company engages services from several vendors who use a combination of human and automated alarm systems which notify the company of disruptions in service in real time.

Risk Factors

Risks Related to Our Business

We are dependent upon other firms producing technological advancements and new product introductions, page 12

7.

Please revise your disclosure here or in your business section to explain what software you are developing. Based on your disclosure on page 6 it appears your offer website development and digital advertising solutions.

We respectfully advise the Staff that we are not currently developing software, but rather seeking software exclusive licensing agreements with technology companies. Our business model is to acquire technology amplifications for our methodologies that enhance our product offerings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

8.

Throughout your MD&A, please expand your discussion of results of operations to address the reasons for the variances and to identify the material changes in the underlying drivers. For example, please revise to expand upon the reasons underlying your revenues decreased 15% the year ended December 31, 2013. Additionally, please update your disclosure to include a discussion of operations during year Ended December 31, 2014. Please also refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

We respectfully advise the Staff that we have updated our disclosure in the 8-K/A to include the December 31, 2014 Management’s Discussion and Analysis of Financial Condition and Results of Operations replacing the information related to the September 30, 2014.

Cost of Revenue, page 22

Larry Spirgel

United States Securities and Exchange Commission

April 17, 2015

9.

Please describe material details regarding the transition of your revenue model. In particular, disclose what impact the new model has on your revenue recognition policies.

We respectfully advise the Staff that the Company is not really changing its revenue model but is changing its cost of revenue model.  In the past the Company’s primary costs were to purchase generic (not specifically targeted) click-throughs and sell those click-throughs to its customers.  In the past year or so, our customers have come to demand ever greater quality of those click-throughs, which has led us to change our model to one where we use purchased editorial content and video production to deliver a click through that meets our clients’ specifications.  We have updated our Management’s Discussion and Analysis to discuss these changes.

Results of Operations for Nine Months ended September 30, 2014 compared to Nine Months ended September 30, 2015, page 23

10.

In reviewing your disclosure we note that you expect revenues in 2014 to be flat when compared to 2013 and attribute the increase in the first nine months to timing. Please advise what is meant by your statement in the following paragraph that you are not certain you will maintain this kind of growth if you are expecting revenues to be flat.

We respectfully advise the Staff that we have updated our disclosure in the 8-K/A to include the December 31, 2014 Management’s Discussion and Analysis of Financial Condition and Results of Operations replacing the information related to the September 30, 2014.

Recent Sales of Unregistered Securities, page 32

11.

Please revise your disclosure to include the names of the purchasers and the date of issuance. You may wish to refer to Item 701 of Regulation S-K.

We respectfully advise the Staff that we have revised the disclosure to comply with the requirements of Item 701 of Regulation S-K. We are providing the stfff as supplemental information the following two tables below that set forth the names and the respective date of issuances on February 12, 2015 and February 23, 2015, respectively.

Shares issued in settlement of certain liabilities outstanding prior to the merger with OverAdMedia	Shares Issued

FEQ REALTY Inc.	150,000
ALAN STIER	25,000
RMS ADVISORS INC	400,000
Wiltain Investors, LLC	400,000
SPH Investments P/S Plan f/b/o Stephen Harrington
150,000
Capital Growth Investment Trust	194,000
Kenneth Koock	175,000
Morgenstern Waxman Ellerhaw	6,000

1,500,000

Shares issued in relationship to the merger with the owners of OverAdMedia	Shares Issued

Michael Warsinske	6,000,000
John Abraham	4,000,000
10,000,000

Notes to Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-8

12.

Please give us a description of your customer base indicating to what extent revenues are earned by way of ad exchanges, ad networks and directly from advertising customers. Tell us the pertinent terms of your contractual arrangements with each such revenue source; and explain for each such revenue source your consideration of ASC 605-45-45 in concluding whether you act as a principal and as primary obligor in these transactions. Please tell us the nature of your business relationship with your website partners and how you earn revenue, if any, from such partners.

We respectfully advise the Staff that the majority of advertising revenue we earn are from ad networks and ad exchanges which typically provide online signup, approval of the sites owned by the Company, online reporting and automatic payments to the Company.  The ad networks and ad exchanges pay the Company 30-90 days from the end of the month that advertising inventory was delivered by the Company to their advertising banners and video streaming advertising.  Occasionally, the company will sell directly to advertisers which are billed typically on a net 30 day basis.  Since the Company owns its websites, we act as a principle in monetizing our advertising banner and video ad inventory.  We believe that we correctly report our revenue on a gross basis as we meet the requirements under ASC 605-45-45:  (1) we are the primary

Larry Spirgel

United States Securities and Exchange Commission

April 17, 2015

obligor in the arrangement as we are directly responsible for fulfillment, including the acceptability of the services and products offered (2) we have general inventory risk (virtual inventory) as we will purchase and take title to virtual inventory content prior to the sale to our customer (3) OverAdMedia sets the price in all of our contracts with our customers (4) OverAdMedia performs the services requested by its customers (5) OverAdMedia is responsible for setting the specifications of the services and products ordered by its customers and (6) OverAdMedia assumes the credit risk for the amount billed to the customer.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Elliot Taylor, Esq. at (801) 870-5134.

Very truly yours,

SYDYS CORPORATION

By: /s/ Michael Warsinske

Name: Michael Warsinske

Title: Chief Executive Officer

cc:

Elliot Taylor, Esq.

      Taylor & Associates, Inc.